

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2014

Via E-mail
Ori Goore
Chief Executive Officer
Dynamic Applications Corp.
14 Menachem Begin Street
Ramat Gan
Israel 52700

> **Re: Dynamic Applications Corp.**
> **Registration Statement on Form 10**
> **Filed November 21, 2012**
> **File No. 000-54856**

Dear Mr. Goore:

We have completed our review of your filing. We remind you that disclosure required by Regulation S-K Item 701 regarding unregistered sales of securities must indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. We also encourage you to review the guidance in the Division of Corporation Finance's Exchange Act Form 8-K Compliance and Disclosure Interpretations 212.01 and 212.03 regarding when an Item 3.02 Form 8-K filing requirement is triggered. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: (via e-mail): Richard Rubin Esq.